Exhibit (m)(3)(ii)

NEUBERGER BERMAN EQUITY FUNDS

CLASS A

PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

Class A of the following series of Neuberger Berman Equity Funds are subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Fee (as a Percentage of Average
Series	Daily Net Assets of Class A)
Neuberger Emerging Markets Equity Fund	0.25%
Neuberger Equity Income Fund	0.25%
Neuberger Focus Fund	0.25%
Neuberger Genesis Fund	0.25%
Neuberger International Equity Fund	0.25%
Neuberger International Select Fund	0.25%
Neuberger Intrinsic Value Fund	0.25%
Neuberger Large Cap Growth Fund	0.25%
Neuberger Large Cap Value Fund	0.25%
Neuberger Mid Cap Growth Fund	0.25%
Neuberger Mid Cap Intrinsic Value Fund	0.25%
Neuberger Multi-Cap Opportunities Fund	0.25%
Neuberger Quality Equity Fund	0.25%
Neuberger Real Estate Fund	0.25%
Neuberger Small Cap Growth Fund	0.25%
Neuberger U.S. Equity Impact Fund	0.25%

Date: December 18, 2025